UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The RealReal, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

88339P101

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88339P101	Page 2 of 5

1	NAMES OF REPORTING PERSONS Julie Wainwright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,355,122(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 4,355,122(1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,355,122(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This amount includes (i) 1,830,247 shares of Common Stock (as defined herein) that Ms. Wainwright has the right to acquire within 60 days of December 31, 2021, upon exercise of stock options held by Ms. Wainwright, and (ii) 37,822 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2021.

SCHEDULE 13G

CUSIP No. 88339P101	Page 3 of 5

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G filed on February 16, 2021 by the Reporting Person. Throughout 2021, the Reporting Person sold shares of Common Stock of the Issuer under her 10b5-1 plan and such sales were reported on Form 4 under the Act. As a result, this Amendment is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

Item 1(a).	Name of Issuer:

The RealReal, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Francisco Street, Suite 600, San Francisco, CA 94133

Item 2(a).	Name of Person Filing

This Schedule 13G is filed on behalf of Ms. Julie Wainwright.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Ms. Wainwright is 55 Francisco Street, Suite 600, San Francisco, CA 94133.

Item 2(c).	Citizenship:

Ms. Wainwright is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

88339P101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2021, Ms. Wainwright may be deemed to be the beneficial owner of 4,355,122 shares of Common Stock. This amount consists of (i) 2,487,053 shares of common stock, (ii) 1,830,247 shares of Common Stock that Ms. Wainwright has the right to acquire within 60 days of December 31, 2021, upon exercise of stock options held by Ms. Wainwright, and (iii) 37,822 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2021.

SCHEDULE 13G

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(b)	Percent of Class:

As of December 31, 2021, Ms. Wainwright may be deemed to be the beneficial owner of approximately 4.7% of the Company’s outstanding Common Stock, based on (i) 92,960,066 shares of Common Stock outstanding as of December 31, 2021, (ii) 1,830,247 shares of Common Stock that Ms. Wainwright has the right to acquire within 60 days of December 31, 2021, upon exercise of stock options held by Ms. Wainwright, and (iii) 37,822 shares of Common Stock underlying restricted stock units that will vest within 60 days of December 31, 2021 (which shares in (ii) and (iii) have been added to the total shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act).

(c)	Number of shares of Common Stock as to which the person has:

(i) Sole power to vote or direct the vote:	4,355,122
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	4,355,122
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SCHEDULE 13G

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Julie Wainwright
By:	/s/ Julie Wainwright

February 14, 2022